August 26, 2013

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Jessica Barberich, Assistant Chief Accountant-Division of Corporation Finance

Re: Elbit Imaging Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed May 14, 2013
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 25, 2012
File No. 000-28996

Dear Ms. Barberich:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 2, 2013, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (file number 000-28996), filed with the Commission on April 25, 2012, and the Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on May 14, 2013, each filed by Elbit Imaging Ltd. (the “Company” or “we”).

For reference purposes the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response

Form 20-F for fiscal year ended December 31, 2011

Form 6-K filed March 29, 2012

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1.
We note your response to comment 1 of our letter dated June 19, 2013.  Your proposed disclosure continues to differ from your segment disclosure reported under IFRS 8 since you have included a subtotal titled Segment profit (loss) after financial expenses which differ from the segment measure of profit (loss) disclosed in your footnote.  Please advise, or revise to expand your discussion in future filings to include all disclosures required by Item 10(e) of Regulation S-K for this additional non-IFRS measure.

Response
We suggest the below amended table, which eliminate the subtotal titled Segment profit (loss) after financial expenses

Segment	Hotels	Commercial Centers	Medical Industries(*)	Fashion Apparel	Residential	Other and Allocations	Total
Revenues	223	125	69	143	2	(66)	496
Rental income from commercial centers		175					175
Gain from sale of real estate assets	54			9			63
Gain from loss of control over a subsidiary			217			(217)	-
Total revenues and gains	277	300	286	152	2	(283)	734
Costs and expenses	202	273	70	155	10	(70)	640
Research and development expenses			41			(41)	-
Other expenses (income), net	(6)	406				2	402
Segment profit (loss)	81	(379)	175	(3)	(8)	(174)	(308)
Financial expenses, net	(36)	(58)		(2)		-	(96)
Share in losses of associates, net		(1)	(8)				(9)
Unallocated general and administrative expenses							(49)
Unallocated financial expenses							(80)
Financial income							31
Changes in fair value of financial instruments measured at FVTPL							(50)
Loss before income taxes							(561)

* Because we lost control over InSightec in 2012 revenues were classified to discontinued operations.

2.
Notwithstanding our comment below regarding classification as revenues, please amend your operating results discussion to highlight that the revenues related to your commercial centers in the years presented only relate to lease income and may not be sustainable in the future given management’s intention to sell the properties.  Further, please provide additional disclosure which emphasizes that the trend of increasing historical lease income from your commercial centers is due to an increase in the number of properties in the sale phase due to your inability to sell the properties.

Response
We will amended in future filing

Form 6-K filed March 21, 2013

Exhibit 99.1

Notes to the Consolidated Financial Statements

Consolidated Statements of Income, page F-6

3.
We note that you present income from the leasing of your commercial centers as revenue in your statements of income.  We also note your disclosure on page F-16 that your commercial and entertainment centers segment engages in the initiation, construction, and sale of shopping and commercial centers and other mixed-use property projects.  In addition, in certain circumstances and depending on market conditions, you operate and manage commercial and entertainment centers prior to their sale.  Furthermore, in your response letter dated April 18, 2013 you represented that you consider rentals from these properties earned during the sale phase to be incidental to your business model.  Thus, it is unclear how you determined that it is appropriate to classify the lease income earned from these rentals as revenue, rather than other income, since the inflows of economic benefit do not arise from the course of the ordinary activities of your entity, which you believe to consist of the initiating, constructing, and selling of these properties.  Please advise.  For reference, see paragraph 7 of IAS 18.

Response
We suggest the below amended table of Income and gains in order to reflect the change in the  2012 consolidated statement of income as follow:

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Income - Revenues and gains
Revenues
Revenues from sale of commercial centers	127,108	3,526	4,346	30,050
Revenues from hotels operations and management	222,828	286,548	403,822	59,692
Revenues from fashion merchandise and other	145,996	185,082	174,817	39,109
Total revenues
Gains and other	495,932	475,156	582,985	128,851
Rental income from commercial centers	175,154	111,744	98,549	50,920
Gain from changes of shareholding in investees	9,369	-	-	2,510
Gain from sale of real estate assets	53,875	-	198,777	14,432
Total income revenues and gains	734,330	586,900	880,311	196,713

Notes to the Consolidated Financial Statements

Note 2 –  Significant Accounting Policies, page F-18

M. Trading property and prepayment:, page F-25

4.
We note your response to comment 2 of our letter dated June 19, 2013.  We are unable to agree with the conclusion that your operating cycle is clearly identifiable given your lack of historical experience since 2008 of the realization of your commercial centers into cash or cash equivalents. Furthermore, we note that you increased such operating cycle in response to the lingering real estate and financing crisis in CEE, and you are only able to identify an upper limit (i.e., “up to eight years”) rather than an actual operating.

cycle. Therefore since you have not supported your determination that your operating cycle is clearly identifiable, in accordance with paragraph 68 of IAS 1, your operating cycle should be assumed to be 12 months.  As such, your trading property does not appear to meet the criteria to be classified as a current asset.  Please amend your filing to present trading property, as well as borrowings related to trading property, as non-current assets and liabilities in accordance with paragraph 66 of IAS 1.

Response
We will amended our filing to present trading property, as well as borrowings related to trading property, as non-current assets and liabilities.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6025 or our Chief Controller, Yael Naftali at +972-3-608-6079.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer

Cc:           Mark Rakip - Securities and Exchange Commission